UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023.

Commission File Number 001-41543

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Recent Developments

On June 26, 2023, Selina Hospitality PLC (the “Company” or “Selina”) entered into certain strategic debt and equity investment arrangements consisting of different tranches of investments as described in the Current Report on Form 6-K dated June 27, 2023 (the “Funding Current Report”). On July 31, 2023, the Company entered into a new funding transaction as described below.

On June 27, 2023, the first tranche, comprised of $10,000,000 in funding under a secured convertible debt instrument issued in the principal amount of $11,111,111 (the “First Convertible Note”), was issued by a subsidiary of the Company (the “Borrower”) to Osprey Investments Limited (“Osprey” or the “Lender”), an affiliate of Global University Systems B.V. The Company and the Lender have now entered into a new Convertible Note subscription agreement, on substantially the same terms as those agreed for the First Convertible Note and summarized in the Funding Current Report, pursuant to which the Lender will invest an additional $4,000,000 in return for the issuance of a second convertible note by the Borrower in the principal amount of $4,444,444 on substantially similar terms as the First Convertible Note, with certain modified terms as summarized below (the “Second Convertible Note”, and together with First Convertible Note, the “Convertible Notes”). In connection with the funding of the Second Convertible Note, the Lender will receive private warrants to acquire 2,962,963 ordinary shares of the Company, equating to 100% warrant coverage based on the number of shares into which the Second Convertible Note may be converted, which warrants will have a term of five years and an exercise price of $1.50 per share, which price may be reset during the last three months of the term of the warrants.

The Second Convertible Note funding is based on substantially similar documentation as the agreements entered into on June 26, 2023 in connection with the issuance of the First Convertible Note issuance, subject to certain modifications as set out herein and in the agreements attached as Exhibits 99.1 to 99.8, inclusive.

Amended and Restated Future Funding Agreement

Under the terms of a amended and restated future funding letter entered into by the Company, Selina Operations US Corp., Osprey and Ludmilio Limited, as collateral agent, which updates the terms of the initial future funding letter (the “Initial Future Funding Letter”) entered into on June 26, 2023, summarized in the Funding Current Report (as so amended and restated, the “Future Funding Agreement”), the Lender will continue to have the right or, upon satisfaction of certain funding conditions by the Company, the obligation to fund a total of $20 million of equity and, at the election of the Lender, debt, as further provided in the Funding Current Report (the “Second Tranche”). If the Lender funds a minimum of $5 million to acquire equity of the Company, then at the Lender’s election at such time, a principal amount of $4,000,000 of the Second Convertible Note shall be deemed to have be repaid by the Borrower, with a principal amount of $444,444 plus accrued and unpaid interest remaining unpaid, and in exchange the Lender shall be entitled to receive an aggregate of $4,000,000 of the Company’s shares under the previously agreed terms for a PIPE investment, as summarized more fully in the Funding Current Report (“Deemed Prepayment”). In addition, if the Company raises equity investment(s) totaling at least $5,000,000 from bona fide third party investors by October 1, 2023, the Borrower, Lender and other relevant parties also agree to enter into convertible note transaction documents equivalent to the ones entered into on July 31, 2023 under which the Lender will fund to the Borrower an additional amount of $1,000,000, which loan will be made in the original principal amount of $1,111,111. In that event, a further $15,000,000 shall be available for investment as part of the Second Tranche pursuant to the Future Funding Letter.

If by October 1, 2023 the Lender has effected a Deemed Prepayment of the Second Convertible Note as summarized above and the Company has satisfied its funding conditions for the Second Tranche by such date, then no new warrants will be issuable to the Lender in connection with its replacement PIPE investment, but the Lender shall retain the warrants issued to it in connection with the Second Convertible Note.

However, if by October 1, 2023 the Lender has effected a Deemed Prepayment of the Second Convertible Note as summarized above and the Company has not satisfied its funding conditions for the Second Tranche by such date, then the Lender will be entitled to receive an additional set of warrants to acquire 1,481,482 ordinary shares of the Company on the same terms as the warrants issued in connection with the Second Convertible Notes, and the Lender also will be able to retain that initial set of warrants issued in connection with the Second Convertible Note.

If the Lender does not effect a Deemed Prepayment, then the Second Convertible Note and the associated warrants will remain in place in accordance with their terms.

Finally, the Initial Funding Letter contained a nine-month option period, commencing as of June 27, 2023, during which the Company had the right to satisfy the funding conditions for the Second Tranche of funding and the Lender had the right to fund all or a portion of the Second Tranche prior to the Company meeting the funding conditions as well as any amounts under an optional third tranche of $20 million in debt and/or equity investment(s). As part of the updated Future Funding Letter, that option period, as it relates to the Lender’s options, has been extended to 15 months from the date of funding the Second Convertible Note.

Amended and Restated Warrant Agreement

The Company has entered into an amended and restated private warrant agreement with Osprey and Kibbutz (the “Subscription Warrant Agreement”) pursuant to which the Company issued to Osprey, upon the closing of the Second Convertible Note, 2,962,963 warrants to purchase ordinary shares of the Company at an exercise price of $1.50 per share, which warrants have a five-year term. The exercise price for the warrants granted to Osprey is $1.50 per share, which price may be reset during the last three months of the term of the warrants. This represents 100% warrant coverage based on the number of shares into which the principal amount of such note may convert.

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Other Amended Agreements

In addition to the foregoing, the parties also entered into an amended and restated investors’ rights agreement, on substantially the same terms as the agreement signed in connection with the First Convertible Note issuance and as summarized in the Funding Current Report.

Related Party Transactions

Kibbutz arrangements

In connection with the closing of the First Convertible Note, Kibbutz Holding S.a.r.l. (“Kibbutz”), a shareholder of the Company and related party, as disclosed in the Company’s annual report on Form 20-F as filed on April 28, 2023 and subsequent filings, in which Rafael Museri and Daniel Rudasevski, co-founders of Selina and its Chief Executive Officer and Chief Growth Officer, respectively, each hold a 31.4% interest (a 62.8% interest in the aggregate) and serve as directors, previously had provided a corporate guarantee to secure, among other things, repayment of the First Convertible Note. That guarantee also will secure repayment of the Second Convertible Note.

In connection with the Second Convertible Note, Kibbutz and Selina have entered into various additional agreements, including a new fee agreement and a new indemnification agreement substantially similar to those entered into in connection with the First Convertible Note. Under the new fee agreement, though, Kibbutz is entitled to receive warrants to acquire 700,000 ordinary shares of the Company, in addition to the warrants to acquire 1,750,000 ordinary shares of the Company granted to Kibbutz in connection with the guarantee provided by Kibbutz in respect of the First Convertible Note, but only in the event the Deemed Prepayment is not effected by the date that is 90 days from the closing of the Second Convertible Note. These warrants represent a proportionate amount of the 3,500,000 warrants to which Kibbutz is entitled in the event Osprey funds $20,000,000 of its strategic investment as convertible notes secured by the Kibbutz guarantee, as further described in the Funding Current Report.

Founder arrangements

The personal guarantees previously provided by Messrs Museri and Rudasevski, as described in the Funding Current Report, also secure repayment of the Second Convertible Note.

Approval of the arrangements

In light of the actual and/or potential conflicts of interest arising from the strategic investment transactions described herein, including the related party transactions, a sub-committee of the Company’s board of directors, comprised of all independent non-executive directors, has approved the transactions detailed above.

The information furnished in this Report on Form 6-K, including the Exhibits 99.1 to 99.8, inclusive, attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The foregoing discussion of the Second Convertible Note, Future Funding Letter and related documentation does not purport to be a complete summary thereof. The summaries contained herein and in the Funding Current Report remain subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to the Funding Current Report and this Current Report on Form 6-K.

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Convertible Note dated July 31, 2023, by and among the Company and Osprey

99.2	Note Subscription Agreement dated July 31, 2023, by and among the Company and Osprey

99.3	Future Funding Letter dated July 31, 2023, by and among the Company, the Borrower, Osprey, the Collateral Agent and Kibbutz

99.4	Warrant Agreement dated July 31, 2023, by and among the Company, Kibbutz and Osprey Investments

99.5	Amended and Restated Investors’ Rights Agreement dated July 31, 2023, by and among the Company, Kibbutz and Osprey

99.6	Indemnity dated July 31, 2023, by the Company to Kibbutz

99.7	Fee Letter dated July 31, 2023 by the Company to Osprey

99.8	Fee Letter dated July 31, 2023 by the Company to Kibbutz

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: August 1, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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